Sangoma Announces New Board Member to Strengthen Go-to-Market Focus and Bring Diversity Perspective

MARKHAM, ONTARIO, April 11, 2023 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications-as-a-Service solutions for companies of all sizes, today announced the appointment of Joanne Moretti as the Company's first go-to-market expert and female director to sit on the board, effective immediately.
The addition of Ms. Moretti adds a seasoned a go-to-market veteran to the board and marks a major milestone in the Company's commitment to diversity, equity, and inclusion. It is the first step in diversifying the board of directors (the “Board”), a key priority for Sangoma. The addition of Ms. Moretti comes well ahead of the Company's publicly disclosed goal to add a female director to its Board by August 2023.
“We are thrilled to welcome Joanne to our Board,” said the Company’s Interim Executive Chairman, Norm Worthington. “Her extensive experience in the industry and her expertise in product management, sales, and marketing will be invaluable as we continue to pursue growth opportunities and strive to create value for our shareholders.”
Ms. Moretti is the current Chief Revenue Officer at Fictiv, the operating system for custom manufacturing. In addition to her current role at Fictiv, Ms. Moretti has 35 years of experience in the high-tech, and manufacturing industries and has held board seats with Fictiv, DecisionLink, and Alteryx. Joanne also served as SVP & CMO at Jabil Inc., a Fortune 200 manufacturing company, and in sales and marketing roles at HP Inc., Dell Technologies Inc., and CA. “I am honored to join the board of Sangoma,” said Ms. Moretti. “I look forward to working with my fellow directors and the management team to drive Sangoma’s growth and success.”
The Board recognizes the importance of skills and gender diversity in achieving the Company's strategic objectives, enhancing corporate governance, and promoting innovation and creativity. Ms. Moretti’s appointment signifies the beginning of important strides Sangoma is taking to meet its objectives.
About Sangoma Technologies Corporation
Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) solutions for businesses of all sizes. Sangoma simplifies communications by providing businesses with the industry’s most comprehensive suite of cloud-native communications solutions, which work together seamlessly to streamline business processes. Only Sangoma provides businesses with a complete solution, including cloud software, endpoints, and connectivity – all delivered and supported by Sangoma’s expert team. One provider and one contact ease vendor management and save time. For more information, visit www.sangoma.com.
Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
(256) 428- 6285

investorrelations@sangoma.com